Semiannual Report January 31, 2001

Oppenheimer
Pennsylvania Municipal Fund



OppenheimerFunds®
The Right Way to Invest

CONTENTS

Oppenheimer Pennsylvania Municipal Fund announced two dividend increases for Class A shares since this report last year—$.002 per share, per month, starting with the February 2000 distribution, and an additional $.003 per share, per month, starting with the October 2000 distribution. These two increases raised the monthly Class A distribution by over 9% during 2000.

The Fund reported a Class A standardized yield of 5.63% as of January 31, 2001.[1]

The Fund's Class A standardized yield of 5.63% is the equivalent of 8.39% in taxable yield for a Pennsylvania taxpayer at the 32.9% combined Pennsylvania State and federal tax rate.[2]

The Fund's portfolio included 175 holdings as of January 31, 2001, increasing from 130 holdings over the previous six months.

1. Standardized yield (based on net investment income for the 30-day period ended 1/31/01) is calculated using Maximum Offering Price, and is annualized and divided by the period-end offering price.
2. A portion of the Fund's income may be subject to income taxes. Capital gains distributions, if any, are taxable as capital gains. For investors subject to the alternative minimum tax, a portion of the Fund's distributions may increase that tax. All performance information provided represents past performance and is not predictive of future investment performance. The investment return and principal value of an investment in the Fund will fluctuate with market conditions, so that shares, on any given day or when redeemed, may be worth more or less than their original cost.

Dividend Distributions 2/1/00–1/31/01[3]

Dividend per Share (in cents)

Month	Class A	Class B	Class C
February	5.6	4.9	4.9
March	5.6	4.9	4.9
April	5.6	4.9	4.9
May	5.6	4.9	4.9
June	5.6	4.9	4.9
July	5.6	4.9	4.9
August	5.6	4.9	4.9
September	5.6	5.0	5.0
October	5.9	5.1	5.1
November	5.9	5.2	5.2
December	5.9	5.2	5.2
January	5.9	5.3	5.3

3. This assumes shares were purchased and held for the entire accrual period. Since distributions accrue daily, your actual distributions will vary depending on the date you purchased your shares and any account activity during the month. Income distributions include all accrued income earned by the Fund during the reporting period.

The Fund attempts to pay distributions on Class A shares at a steady level on a month-to-month basis. There is no assurance that it will be able to do so. The Board of Trustees may change the targeted distribution rate at any time without prior notice to shareholders. Additionally, the amount of those distributions and the distributions paid on Class B and Class C shares may vary over time, depending on market conditions, the composition of the Fund's portfolio and expenses borne by the particular class of shares. Distributions paid on Class A shares will generally be higher than distributions for Class B and Class C shares, which normally have higher expenses than Class A. The Fund cannot guarantee that it will pay any distributions.

The Fund's efforts to maintain a steady dividend for its Class A shares did not materially affect portfolio strategies during this reporting period.

Dear Shareholder,



Bridget A. Macaskill
President,
Oppenheimer
Pennsylvania
Municipal Fund

The year 2000 was one to remember, both for the performance of the financial markets and the lessons it presented to all investors.

In many ways, 2000 was a study in contrasts. Many stocks experienced sharp declines, while municipal and high quality bonds performed strongly. The year began with unrestrained enthusiasm for technology stocks in particular, and growth stocks in general, but ended with value-oriented stocks providing better performance.

Market conditions shifted dramatically during 2000. When the year began, the economy was growing rapidly, raising concerns that long-dormant inflationary pressures might resurface. By mid-year, however, after a series of interest rate hikes by the Federal Reserve Board (the Fed), the economy began to slow—triggering fears of a potential recession. The slowing economy generally hurt the stock market and benefited high quality bonds.

The lessons provided by a volatile and difficult year reinforced many of the basic investment principles we have discussed in this letter from time to time. In 2000, market volatility was a powerful reminder of the importance of investment diversification—the time-honored strategy of spreading risk among various asset classes, industry groups and investment styles. In addition, actively managed funds generally outperformed passive index funds, as research-intensive security selection again made a critical difference for portfolio returns. Perhaps most important, the markets in 2000 confirmed that sound business fundamentals, rather than investment fads, are a more powerful determinant of investment success over the long term.

Looking forward, we are cautiously optimistic. Our caution arises from expectations that the economy will grow only moderately during the first half of 2001. The Fed, already more concerned about a potential recession than inflation, reversed its monetary policy of the past 18 months by reducing key short-term interest rates. This rate cut, combined with the possibility of future interest

rate reductions and a federal income tax cut, may help the economy achieve a "soft landing."

Our current situation has mixed implications for stocks and bonds. While slowed growth may mean decelerated corporate earnings growth, lower interest rates could bolster stock valuations. Similarly, slower economic growth has helped interest-rate-sensitive securities, such as U.S. Government securities, but may have a negative effect on credit-sensitive corporate bonds.

In overseas markets, we believe potential investment opportunities may reside in Europe, which appears to be experiencing slow, steady growth bolstered by the strengthening euro and falling oil prices. Signs are less encouraging in Japan, where the economy generally remains weak. Lower interest rates are buoying the economies of the emerging markets—but slowing growth, plus Mideast tensions, could cast a shadow over these regions.

In this uncertain environment, we intend to adhere to the same proven investment principles that have driven our funds' past success: broad diversification to help reduce risk, an unwavering focus on business fundamentals to seek likely winners, and a long-term perspective that preserves the integrity of each fund's investment approach. Regardless of the short-term movements of the financial markets, these principles—fundamental parts of *The Right Way to Invest*—should serve investors well in 2001 and beyond.

Sincerely,

Bridget A. Macaskill
February 22, 2001

These general market views represent opinions of OppenheimerFunds, Inc. and are not intended to predict or depict performance of the securities markets or any particular fund. Specific information that applies to your Fund is contained in the pages that follow. Stocks and bonds have different types of investment risks; for example, stocks are subject to price changes from market volatility and other factors and bonds are subject to credit and interest rate risks.

How has Oppenheimer Pennsylvania Municipal Fund performed during the past six-month period ended January 31, 2001?

The big news during the past six-month period was the Fund's distribution increase of $.003 per Class A share, which began with the October 2000 payment. Together with a $.002 increase, which began with the February 2000 distribution, the Fund's monthly distribution has gone from 5.4 cents per share to 5.9 cents per share—*a distribution increase of over 9% since this report last year.*

The Fund's Class A shares provided a standardized yield of 5.63%, as of January 31, 2001.[1] The Fund's standardized yield is the equivalent of 8.39% in taxable yield for a Pennsylvania tax-payer at the 32.9% combined Pennsylvania State and federal tax rate. For taxpayers subject to higher federal tax rates, or additional local income taxes, the equivalent yield would make your Fund investment even more attractive.

What is the current state of the Pennsylvania municipal bond market?

The Pennsylvania economy has remained strong during this reporting period. Municipalities around the state have recorded budget surpluses, as the stronger economy has led to increased tax revenues. Budget surpluses and a decline in municipal bond refinancings combined to produce a smaller-than-usual supply of newly issued municipal bonds. This condition created an active market for previously issued municipal bonds. General investor preference for insured and AAA rated municipal bonds helped to increase the yield on smaller credits, and those not rated by a rating agency. As a result, the exact types of bonds that we seek, carefully researching their credit and yield characteristics, have grown quite plentiful—and at very attractive prices.

> *As of January 31, 2001, the Fund's Class A shares provided a standardized yield of 5.63%.[1]*

1. Standardized yield (based on net investment income for the 30-day period ended 1/31/01) is calculated using Maximum Offering Price, and is annualized and divided by the period-end offering price.

Municipal bond prices overall have been helped by increasing evidence that the U.S. economy has slowed markedly. At the December 19th meeting, the Federal Reserve Board (the Fed) announced its fear that slowing economic growth, or even recession, posed greater risk to the U.S. economy than did inflation. In January 2001, the Fed reduced short-term rates by 0.50% on two occasions—a total reduction of 1.00%—and bond prices generally rose.

The previous series of short-term interest-rate increases implemented by the Fed during 1999 and early 2000 produced widened credit-yield spreads, a condition that continues in the municipal market. In other words, the yield on bonds issued by smaller, lower-rated and unrated municipalities rose at a greater rate than the yield on insured bonds, and bonds issued by larger municipalities. As of the date of this report, credit-yield spreads are the widest they have been in over ten years.

Credit-yield spreads are closely correlated to interest-rate cycles; when interest rates increase, the likelihood that spreads will widen becomes greater. When interest rates decrease, spreads are more likely to narrow. Short-term interest rates are currently starting to trend downward, which increases the likelihood that yields may narrow. Narrower spreads would positively affect the relative performance of smaller, lower-rated and unrated municipal securities.

How do you plan to manage the portfolio to take advantage of these conditions?

We are employing strategies that take advantage of current conditions while positioning the portfolio to benefit in the future. At present, bonds of smaller and unrated issuers offer higher yield *and* potential for significant price appreciation. Yields on AAA and insured bonds have declined dramatically, especially during this reporting period. This has been largely the result of volatility in the stock markets and "flight-to-safety" buying of the highest quality bonds by investors. At the same time, bonds rated below AAA and bonds that are not insured have received less attention from investors, causing their yields to rise.

Our experience enables us to derive value from bonds that current conditions have de-emphasized. And our intense research into smaller, lower-rated and unrated municipal issuers—whose municipal bonds tend to pay higher yields—continues to unearth compelling values that have been created largely by earlier increases in short-term interest rates.



Portfolio Management Team (l to r)

Anthony A. Tanner, CFA
Vice President and Portfolio Manager, Rochester Division Joined the Rochester Investment Team in June 1991

Ronald H. Fielding, CFA
Senior Vice President, Portfolio Manager and Chief Strategist, Rochester Division Founded the Rochester Investment Team in May 1983

Daniel G. Loughran, CFA
Vice President and Associate Portfolio Manager, Rochester Division Joined the Rochester Investment Team in October 1994

The large number of investors concentrating on the highest quality bonds has created favorable conditions for our research-driven strategies. Having fewer bidders in the market for bonds that we seek has resulted in less competition to acquire them. We scrutinize unrated issues to identify those that we believe can contribute yield to the portfolio, without adding undue risk. We also "scavenger hunt" the markets for previously issued bonds, adding those with value that our competitors may have overlooked. Current prices now enable us to capture the increased yield advantages that smaller and lower-rated issues may offer while broadening the diversification of the Fund. These issues have helped to improve the Fund's tax-free yield, while broadening diversification. The portfolio now includes 175 holdings, up from 130 holdings six months ago. We will continue to broaden and diversify portfolio holdings as we identify additional issues with the yield and credit-quality characteristics that we seek.

Beyond adding to current yield, smaller and unrated issues also stand to benefit most from a period of declining short-term interest rates and narrowing credit-yield spreads. During this reporting period, these issues have not advanced as much as higher-rated issues. But it is important to note that current credit and liquidity spreads in the municipal bond market are as wide as at any time during the last ten years. We have positioned the Fund in an effort to secure higher yields by investing in this "spread product," and we would expect the Fund's performance to gain if these spreads narrow to their historical averages.

Have you been finding value in other areas?

We continue to find good values in premium-coupon callable bonds. We look for characteristics indicating that the bond issuer may continue to pay interest, rather than redeem the bond as early as possible—on the "call" date. Adding these to the portfolio at current prices has provided above-market yields with very low price volatility. These bonds have not participated in recent price appreciation; and their price should remain largely unaffected if interest rates cycle upward in the future, as well.

Adding premium-coupon callable bonds has resulted in an increase in overall credit quality in the portfolio, as well. These bonds can generate above-market yields because their price often does not reflect any likelihood that they may continue making interest payments after the call date. Bonds that ultimately pay interest for an extended time contribute to both yield and portfolio diversification. At the same time, the increased yields available on smaller and unrated issues have allowed us to turn more of our attention to larger, higher-rated premium-coupon callable bond issues. As a result, the portfolio has benefited from higher overall credit quality without deterioration in yield. For example, on July 31, 2000, 37.6% of the portfolio's holdings were rated A and above. As of January 31, 2001, 47.7% were rated A and above.

Is now a good time for me to add to my investment in Oppenheimer Pennsylvania Municipal Fund?

Recent pronouncements by the Fed indicate that short-term interest rates may be reduced further in the coming months. We would expect further reductions to have a positive effect on the municipal bond market in general. But we believe that



it is a mistake for investors to "time" their bond fund purchases (or sales) in reaction to forecasts of future interest-rate changes. Interest-rate changes in 2000 provided strong evidence of the difficulty in doing this. In 2000, long-term municipal bond yields peaked in January, while the Fed continued to raise overnight, interbank loan rates three more times—demonstrating how municipal bond yield movements can precede Fed action.

This is not uncommon. In 1999, municipal bond yields had started to rise *before* the Fed began increasing short-term rates. And when the Fed began easing short-term rates in January 2001, municipal bond yields had already been decreasing for over seven months.

The decision to invest in municipal bonds should be made in the context of your long-term investment strategy. To see if you should add to your Fund's investment, you should consult your financial advisor. We feel that this portfolio currently represents outstanding municipal bond value, and offers the fullest benefits of investing for tax-free income. And we continue to feel positive about the possibilities for the municipal bond market as this year progresses.

Credit Research Team (l to r)

Christopher D. Weiler, CFA
Assistant Vice President—
Credit Analysis,
Rochester Division
Joined the Rochester
Investment Team
in January 1999

Richard A. Stein, CFA
Vice President—
Credit Analysis,
Rochester Division
Joined the Rochester
Investment Team
in May 1993

James E. Bragg
Credit Analyst,
Rochester Division
Joined the Rochester
Investment Team
in June 1999

Standardized Yield
As of 1/31/01[1]

Class A	5.63%
Class B	5.14%
Class C	5.14%

Cumulative Total Returns
For the periods ended 1/31/01[2]

	At NAV (without sales charges)		At MOP (with sales charges)	
	Since Inception	6-Month	Since Inception	6-Month
Class A	92.71%	2.49%	83.57%	−2.38%
Class B	32.40%	2.12%	32.40%	−2.85%
Class C	21.42%	2.12%	21.42%	1.12%

1. Standardized yield (based on net investment income for the 30-day period ended 1/31/01) is calculated using Maximum Offering Price, and is annualized and divided by period-end offering price. Falling share prices may artificially increase yields.
2. This performance is not annualized. Total returns include changes in share price and reinvestment of dividends and capital gains distributions in a hypothetical investment for the periods shown. Class A returns at MOP include the current maximum initial sales charge of 4.75%. Class B returns at MOP include the applicable contingent deferred sales charge of 5% (1-year) and 2% (5-year). Because Class B shares convert to Class A shares 72 months after purchase, the "Since Inception" return for Class B uses Class A performance for the period after conversion. Class C returns at MOP include the contingent deferred sales charge of 1% (1-year). An explanation of the different performance calculations is in the Fund's Prospectus. Class B and C shares are subject to an annual 0.75% asset-based sales charge. Performance without sales charges includes changes in Net Asset Value (NAV) per share without deducting any sales charges. Such performance would have been lower if sales charges had been taken into account. Inception dates: Class A—9/18/89; Class B—5/3/93; Class C—8/29/95.

Sector Allocations

By Municipal Sector as of 1/31/01 as a percentage of investments[4]

Hospital/Healthcare	17.2%
Single Family Housing	17.2%
Adult Living Facilities	13.7%
Resource Recovery	9.6%
Special Assessment	7.9%
Nonprofit Organization	7.6%
Manufacturing, Durable Goods	6.2%
Higher Education	4.8%
Pollution Control	3.9%
Marine/Aviation Facilities	3.8%
Municipal Leases	2.2%
General Obligation	2.0%
Student Loans	1.4%
Water Utilities	1.2%
Other	1.3%
Total	**100.0%**

Credit Allocation[3]



AAA	24.2%
AA	19.5%
A	4.0%
BBB	28.9%
BB	5.9%
B	4.9%
Not Rated	12.6%

3. Portfolio data are as of 1/31/01, are dollar-weighted based on total market value of investments and are subject to change. The Fund may invest up to 25% of its assets in below-investment-grade securities, which carry greater risk that an issuer may default on repayment of principal or interest. Securities rated by any rating organization are included in the equivalent Standard and Poor's rating category. The allocation includes securities rated by a national rating organization as well as unrated securities (24.2% of total investments as of 1/31/01) to which the Manager in its judgment has assigned ratings as securities comparable to those rated by a rating agency in the same category. See page 21 for further explanation. **4.** Sector weightings are as of 1/31/01, and are subject to change.

Total Returns (for the periods ended 12/31/00[5])

| | Cumulative | | Average Annual | |
	NAV (without sales charges)	MOP (with sales charges)	NAV (without sales charges)	MOP (with sales charges)
A Shares				
1-Year	7.06%	1.97%	7.06%	1.97%
5-Year	19.30%	13.64%	3.59%	2.59%
10-Year	75.49%	67.17%	5.79%	5.27%
Life (9/18/89)	92.07%	82.96%	5.95%	5.50%
B Shares				
1-Year	6.17%	1.17%	6.17%	1.17%
5-Year	14.80%	12.98%	2.80%	2.47%
Life (5/3/93)	31.96%	31.96%	3.69%	3.69%
C Shares				
1-Year	6.16%	5.16%	6.16%	5.16%
5-Year	14.71%	14.71%	2.78%	2.78%
Life (8/29/95)	21.07%	21.07%	3.65%	3.65%

5. Total returns include changes in share price and reinvestment of dividends and capital gains distributions in a hypothetical investment for the periods shown. Class A returns at MOP include the current maximum initial sales charge of 4.75%. Class B returns at MOP include the applicable contingent deferred sales charge of 5% (1-year) and 2% (5-year). Because Class B shares convert to Class A shares 72 months after purchase, the "Life-of-Class" return for Class B uses Class A performance for the period after conversion. Class C returns at MOP for the 1-year period include the contingent deferred sales charge of 1% (1-year). An explanation of the different performance calculations is in the Fund's Prospectus. Class B and C shares are subject to an annual 0.75% asset-based sales charge.

In reviewing performance and rankings, please remember that past performance does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The Fund's performance may, from time to time, be subject to substantial short-term changes, particularly during periods of market or interest-rate volatility. For updates on the Fund's performance, please contact your financial advisor, call us at 1.800.525.7048 or visit our website, www.oppenheimerfunds.com.

Financials

Principal Amount		Coupon	Maturity	Market Value See Note 1
Municipal Bonds and Notes—99.9%				
Pennsylvania—93.4%				
$ 35,000	Allegheny County Greater Pittsburgh International Airport	5.625%	01/01/2023	$ 35,302
1,710,000	Allegheny County Greater Pittsburgh International Airport	6.625	01/01/2022	1,787,121
30,000	Allegheny County HDA (Children's Hospital Pittsburgh)	6.750	07/01/2008	30,618
200,000	Allegheny County HDA (Children's Hospital Pittsburgh)	6.875	07/01/2014	203,500
260,000	Allegheny County HDA (Presbyterian University Health Center)	6.000	11/01/2023	266,934
1,400,000	Allegheny County HDA (West Penn Allegheny Health System)	6.500	11/15/2030	1,539,706
6,140,000	Allegheny County HDA (West Penn Allegheny Health System)	9.250	11/15/2030	5,659,729
1,900,000	Allegheny County HDA RITES[1]	9.361[2]	11/15/2030	2,658,404
40,000	Allegheny County IDA (Airport Special Facilities/US Airways)	8.875	03/01/2021	40,657
25,000	Allegheny County IDA (USX Corp.)	6.700	12/01/2020	24,487
10,000	Allegheny County Residential Finance Authority	5.625	11/01/2023	10,071
25,000	Allegheny County Residential Finance Authority	6.600	11/01/2014	25,705
25,000	Allegheny County Residential Finance Authority	7.400	12/01/2022	25,625
40,000	Beaver County IDA (Colt Industries/J&L Specialty Steel)	7.000	06/01/2008	40,250
75,000	Beaver County IDA (J&L Special Products Corp.)	6.600	09/01/2010	75,825
65,000	Beaver County IDA (J. Ray McDermott & Company)	6.800	02/01/2009	61,325
1,055,000	Beaver County IDA (Ohio Edison Company)	7.000	06/01/2021	1,088,085
20,000	Beaver County IDA (St. Joe Minerals Corp.)	6.000	05/01/2007	20,016
105,000	Beaver County IDA (Toledo Edison Company)	7.625	05/01/2020	111,716
2,000,000	Beaver County IDA (Toledo Edison Company)	7.750	05/01/2020	2,146,960
10,000	Beaver County IDA (Toledo Edison Company)	7.750	05/01/2020	10,735
75,000	Bensalem Township (Water & Sewer)	6.500	12/01/2014	77,715
1,000,000	Berks County GO MVRICS	8.620[2]	11/10/2020	1,140,000
75,000	Berks County IDA (Construction Fasteners)	6.400	03/01/2015	75,051
1,300,000	Bucks County IDA (Chandler Hall Health Care Facility)	6.300	05/01/2029	1,100,528
255,000	Cambria County IDA (Bethlehem Steel Corp.)	7.500	09/01/2015	180,996
1,500,000	Carbon County IDA (Panther Creek Partners)	6.650	05/01/2010	1,543,605
370,000	Columbia County Hospital Authority (Bloomsburg Hospital)	5.900	06/01/2029	298,272
200,000	Delaware County Authority (Dunwoody Village)	6.125	04/01/2020	200,884
1,000,000	Delaware County Authority (Dunwoody Village)	6.250	04/01/2030	1,000,240
230,000	Delaware County Authority (Villanova University)	6.900	08/01/2016	233,986
750,000	Delaware County Authority (White Horse Village)	7.625	07/01/2030	757,485
35,000	Delaware County IDA (Philadelphia Electric Company)	7.375	04/01/2021	35,883
15,000	Delaware County Regional Water & Sewer Quality Control Authority	7.000	05/01/2012	15,040
5,020,000	Emmaus General Authority (Local Government Pool)	7.000	05/15/2018	5,130,239
50,000	Greensburg Salem School District GO	6.350	09/15/2012	52,028

Principal Amount		Coupon	Maturity	Market Value See Note 1
Pennsylvania Continued				
$ 300,000	Lancaster County Hospital Authority (St. Anne's Home Health Center)	6.625%	04/01/2028	$ 266,232
1,650,000	Lancaster County IDA (Garden Spot Village)	7.625	05/01/2031	1,665,097
30,000	Lawrence County IDA (PA Power & Light Company)	7.150	03/01/2017	30,748
440,000	Lebanon County Health Facilities Authority (Pleasant View Retirement Community)	6.625	12/15/2029	405,139
1,000,000	Lehigh County GPA (Bible Fellowship Church Home)	6.000	12/15/2023	834,180
915,000	Lehigh County GPA (Kidspeace Obligated Group)	5.800	11/01/2012	804,550
5,480,000	Lehigh County GPA (Kidspeace Obligated Group)	6.000	11/01/2018	4,699,045
1,000,000	Lehigh County GPA (Kidspeace Obligated Group)	6.000	11/01/2023	831,660
70,000	Lehigh County IDA (PA Power & Light Company)	6.150	08/01/2029	74,111
60,000	Lehigh County IDA (PA Power & Light Company)	6.400	11/01/2021	63,489
60,000	Lehigh County IDA (PA Power & Light Company)	6.400	09/01/2029	63,473
25,000	Luzerne County IDA (PA Gas & Water Company)	7.125	12/01/2022	26,585
10,000	Luzerne County IDA (PA Gas & Water Company)	7.125	12/01/2022	10,712
500,000	Luzerne County IDA (PA Gas & Water Company)	7.200	10/01/2017	530,395
700,000	Montgomery County HEHA (Philadelphia Geriatric Center)	7.375	12/01/2030	663,481
50,000	Montgomery County HEHA (Temple Continuing Care Center)	6.625	07/01/2019	44,729
3,150,000	Montgomery County HEHA (Temple Continuing Care Center)	6.750	07/01/2029	2,778,741
235,000	Montgomery County IDA (ACTS Retirement Life Community)	5.250	11/15/2028	197,581
115,000	Montgomery County IDA (ACTS/BPE Obligated Group)	5.750	11/15/2017	109,119
60,000	Montgomery County IDA (ACTS/BPE Obligated Group)	5.875	11/15/2022	56,019
110,000	Montgomery County IDA (Philadelphia Electric Company)	6.700	12/01/2021	114,871
100,000	Montgomery County IDA (Philadelphia Electric Company)	7.600	04/01/2021	102,549
1,725,000	Montgomery County IDA Resource Recovery	7.500	01/01/2012	1,766,365
445,000	North Penn HHEA (Maple Village)	7.800	10/01/2024	436,460
705,000	North Penn HHEA (Maple Village)	8.000	10/01/2032	683,244
20,000	Northampton County Hospital Authority (Easton Hospital)	6.350	01/01/2006	21,087
25,000	Northampton County Hospital Authority (Easton Hospital)	7.875	01/01/2019	25,081
580,000	Northampton County IDA (Bethlehem Steel Corp.)	7.550	06/01/2017	348,389

Principal Amount		Coupon	Maturity	Market Value See Note 1
Pennsylvania Continued				
$ 10,000	Northampton County IDA (Citizens Utilities Company)	6.950%	08/01/2015	$ 10,032
50,000	Northampton County IDA (Metropolitan Edison Company)	6.100	07/15/2021	53,108
25,000	Northeastern PA HEA (Kings College)	6.000	07/15/2018	25,212
1,325,000	Northumberland County Authority (County Career & Arts Center)	6.650	09/15/2020	1,277,565
1,500,000	PA EDFA (Colver)	7.125	12/01/2015	1,539,615
2,000,000	PA EDFA (Colver)	7.150	12/01/2018	2,045,520
6,500,000	PA EDFA (National Gypsum Company)	6.125	11/02/2027	4,614,610
3,500,000	PA EDFA (National Gypsum Company)	6.250	11/01/2027	2,528,750
1,450,000	PA EDFA (Northampton Generating)	6.500	01/01/2013	1,420,536
2,225,000	PA EDFA (Sun Company)	7.600	12/01/2024	2,380,505
35,000	PA Finance Authority Municipal Capital Improvements Program	6.600	11/01/2009	37,944
1,500,000	PA HEFA (CA University of PA Student Association)	6.750	09/01/2020	1,500,480
100,000	PA HEFA (Dickinson College)	6.000	08/01/2001	100,123
85,000	PA HEFA (Duquesne University)	6.750	04/01/2020	85,469
25,000	PA HEFA (Duquesne University)	6.800	04/01/2003	25,140
5,000	PA HEFA (Temple University)	7.400	10/01/2010	5,013
305,000	PA HEFA (Thomas Jefferson University)	6.625	08/15/2009	323,809
35,000	PA HEFA (University of PA Health Services)	5.750	01/01/2017	34,337
10,000	PA HEFA (University of PA Presbyterian Medical Center)	5.875	01/01/2015	9,938
500,000	PA HEFA (University of the Arts)	5.625	03/15/2025	498,655
2,000,000	PA HFA (Single Family Mtg.) RITES[1]	6.934[2]	10/01/2018	2,299,800
45,000	PA HFA (Single Family Mtg.), Series 30	7.200	10/01/2011	46,089
25,000	PA HFA (Single Family Mtg.), Series 30	7.300	10/01/2017	25,149
25,000	PA HFA (Single Family Mtg.), Series 31A	6.800	10/01/2002	25,471
20,000	PA HFA (Single Family Mtg.), Series 31A	6.800	10/01/2017	20,382
300,000	PA HFA (Single Family Mtg.), Series 31A	7.000	10/01/2005	308,124
1,000,000	PA HFA (Single Family Mtg.), Series 31A RITES	9.508[2]	10/03/2023	1,057,500
960,000	PA HFA (Single Family Mtg.), Series 33	6.900	04/01/2017	1,008,922
425,000	PA HFA (Single Family Mtg.), Series 34A	6.850	04/01/2016	440,019
1,395,000	PA HFA (Single Family Mtg.), Series 34B	7.000	04/01/2024	1,439,249
15,000	PA HFA (Single Family Mtg.), Series 37B	5.600	10/01/2025	14,762
25,000	PA HFA (Single Family Mtg.), Series 39A	6.600	04/01/2017	26,083
15,000	PA HFA (Single Family Mtg.), Series 39B	6.750	04/01/2016	15,747
3,015,000	PA HFA (Single Family Mtg.), Series 39B	6.875	10/01/2024	3,172,293
2,000,000	PA HFA (Single Family Mtg.), Series 40	6.800	10/01/2015	2,099,580
155,000	PA HFA (Single Family Mtg.), Series 40	6.900	04/01/2025	163,359
10,000	PA HFA (Single Family Mtg.), Series 41B	6.300	04/01/2009	10,210
10,000	PA HFA (Single Family Mtg.), Series 41B	6.450	10/01/2012	10,322
105,000	PA HFA (Single Family Mtg.), Series 41B	6.650	04/01/2025	110,061
15,000	PA HFA (Single Family Mtg.), Series 42	6.750	10/01/2014	15,693

Principal Amount		Coupon	Maturity	Market Value See Note 1
Pennsylvania Continued				
$ 185,000	PA HFA (Single Family Mtg.), Series 42	6.850%	04/01/2025	$ 194,892
1,000,000	PA HFA (Single Family Mtg.), Series 44C	6.650	10/01/2021	1,055,860
320,000	PA HFA (Single Family Mtg.), Series 46	6.300	10/01/2027	331,498
55,000	PA HFA (Single Family Mtg.), Series 50B	6.350	10/01/2027	57,574
50,000	PA HFA (Single Family Mtg.), Series 51	6.300	10/01/2015	51,503
60,000	PA HFA (Single Family Mtg.), Series 51	6.375	04/01/2028	62,386
30,000	PA HFA (Single Family Mtg.), Series 53A	6.150	10/01/2024	31,124
25,000	PA HFA (Single Family Mtg.), Series 54A	6.150	10/01/2022	26,000
1,075,000	PA HFA (Single Family Mtg.), Series 59A	5.750	10/01/2023	1,094,715
1,000,000	PA HFA (Single Family Mtg.), Series 63A	0.000	04/01/2030	175,800
2,000,000	PA HFA (Single Family Mtg.), Series 69A	6.250	04/01/2031	2,097,880
1,250,000	PA Higher Education Assistance Agency RIBS	7.367[2]	03/01/2022	1,325,000
180,000	PA Higher Education Assistance Agency, Series A	7.050	10/01/2016	190,820
100,000	PA Higher Education Assistance Agency, Series C	7.150	09/01/2021	106,010
20,000	PA Higher Education Assistance Agency, Series D	6.050	01/01/2019	20,734
15,000	PA State COP	6.250	11/01/2006	15,586
65,000	PA State COP	6.250	11/01/2010	67,513
10,000	PA State COP	6.250	05/01/2016	10,405
100,000	PA State GO	6.375	09/15/2007	104,460
35,000	PA State University	6.250	03/01/2011	36,613
310,000	PA Turnpike Authority	6.000	06/01/2015	317,375
90,000	PA Turnpike Authority	6.250	06/01/2011	92,565
25,000	Pennridge School District GO	6.900	03/15/2009	25,105
100,000	Philadelphia Airport System, Series A	6.000	06/15/2015	105,644
40,000	Philadelphia H&HEFA (Frankford Hospital)	6.000	06/01/2023	41,185
3,060,000	Philadelphia H&HEFA (Jeanes Health System)	6.600	07/01/2010	3,013,549
1,250,000	Philadelphia H&HEFA (Jeanes Hospital)	5.875	07/01/2017	1,080,025
15,000	Philadelphia H&HEFA (Temple University Hospital)	6.500	11/15/2008	15,080
4,320,000	Philadelphia H&HEFA (Temple University Hospital)	6.625	11/15/2023	4,061,578
3,450,000	Philadelphia IDA (Baptist Home of Philadelphia)	5.600	11/15/2028	2,698,452
1,550,000	Philadelphia IDA (First Mtg.—CPAP)	6.125	04/01/2019	1,384,568
1,300,000	Philadelphia IDA (The Franklin Institute)	5.200	06/15/2026	1,106,157
20,000	Philadelphia Redevelopment Authority	10.250	06/01/2017	20,465
120,000	Philadelphia Redevelopment Authority (FHA Title I Insured Loan)	6.100	06/01/2017	124,334
2,100,000	Philadelphia Regional Port Authority MVRICS	8.420[2]	09/01/2020	2,294,250
10,000	Pittsburgh URA (FHA Insured Mtg.), Series C	7.000	08/01/2006	10,306
100,000	Pittsburgh URA (Multifamily FHA 1985), Series A	9.250	12/01/2027	104,702
10,000	Pittsburgh URA (Single Family—GNMA Mtg.), Series D	7.300	12/01/2003	10,032
935,000	Pittsburgh URA (Single Family Mtg.), Series B	7.125	04/01/2015	956,440
45,000	Pittsburgh URA Mtg., Series A	6.050	10/01/2026	46,408
1,475,000	Pittsburgh URA Mtg., Series C	6.550	04/01/2028	1,522,407
50,000	Pittsburgh URA Mtg., Series H	6.850	04/01/2016	51,139

Principal Amount		Coupon	Maturity	Market Value See Note 1
Pennsylvania Continued				
$ 50,000	Sayre Health Care Facilities (Guthrie Healthcare System)	7.000%	03/01/2011	$ 51,750
60,000	Sayre Health Care Facilities (Guthrie Healthcare System)	7.100	03/01/2017	61,374
10,000	Sayre Health Care Facilities (Guthrie Medical Center)	7.700	12/01/2015	10,240
300,000	Sayre Health Care Facilities (Tioga Nursing Facility)	7.250	10/01/2010	303,795
485,000	Schuylkill County IDA (Schuylkill Energy Resources)	6.500	01/01/2010	473,302
80,000	Schuylkill County Redevelopment Authority	7.125	06/01/2013	82,550
50,000	Scranton-Lackawanna H&WA (Allied Services Institute)	6.200	08/15/2013	50,747
95,000	St. Mary Hospital Authority (Catholic Health Initiatives)	5.000	12/01/2028	85,963
70,000	St. Mary Hospital Authority (Franciscan Health)	7.000	07/01/2009	70,873
500,000	St. Mary Hospital Authority (Franciscan Health)	7.000	07/01/2014	506,305
2,485,000	Swarthmore Boro Authority (College Revenue)	6.000	09/15/2020	2,606,144
100,000	University of Pittsburgh	6.250	06/01/2012	105,159
5,000	Upper Darby Township GO	6.500	07/15/2018	5,194
2,030,000	Westmoreland County IDA (Redstone Health Care Facilities)	5.850	11/15/2029	1,585,897
500,000	Westmoreland County IDA (Redstone Health Care Facilities)	8.000	11/15/2023	491,175
30,000	York Housing Corp.	6.875	11/01/2009	30,486
				108,842,124
U.S. Possessions—6.5%				
675,000	Guam Water System	7.000	07/01/2009	691,700
4,000,000	Puerto Rico Children's Trust Fund (TASC)	6.000	07/01/2026	4,108,280
1,000,000	Puerto Rico GO YCN	8.284[2]	07/01/2008	1,082,500
10,000	Puerto Rico HFC	6.750	10/15/2013	10,270
30,000	Puerto Rico HFC	7.500	10/01/2015	30,950
25,000	Puerto Rico Highway & Transportation Authority	6.625	07/01/2012	26,379
35,000	Puerto Rico Infrastructure	7.500	07/01/2009	35,525
25,000	Puerto Rico Infrastructure	7.900	07/01/2007	25,425
115,000	Puerto Rico Port Authority	7.000	07/01/2014	118,947
35,000	Puerto Rico Port Authority (American Airlines)	6.300	06/01/2023	35,534
175,000	Puerto Rico Public Buildings Authority	6.000	07/01/2012	175,347
1,071,767	Puerto Rico Rio Grande Construction Equipment Lease[1,3]	8.000	12/10/2003	964,590
315,000	Puerto Rico Urban Renewal & Housing Corp.	7.875	10/01/2004	322,875
				7,628,322
Total Investments, at Value (Cost $119,133,135)—99.9%				116,470,446
Other Assets Net of Liabilities—0.1%				102,467
Net Assets—100.0%				**$116,572,913**

Footnotes to Statement of Investments

To simplify the listings of securities, abbreviations are used per the table below:

ACTS	Adult Communities Total Services	HEA	Hospital and Education Authority
BPE	Brittany Pointe Estates	HEFA	Higher Educational Facilities Authority
COP	Certificates of Participation	HEHA	Higher Education and Health Authority
CPAP	Crime Prevention Association of Philadelphia	HFA	Housing Finance Agency
EDFA	Economic Development Finance Authority	HFC	Housing Finance Corporation
FHA	Federal Housing Authority	HHEA	Health, Hospital and Education Authority
GNMA	Government National Mortgage Association	IDA	Industrial Development Authority
GO	General Obligation	MVRICS	Municipal Variable Rate Inverse Class Securities
GPA	General Purpose Authority	RIBS	Residual Interest Bonds
H&HEFA	Hospitals and Higher Education	RITES	Residual Interest Tax Exempt Security
	Facilities Authority	TASC	Tobacco Settlement Asset-Backed Bonds
H&WA	Health and Welfare Authority	URA	Urban Redevelopment Authority
HDA	Hospital Development Authority	YCN	Yield Curve Note

1. Illiquid security—See Note 5 of Notes to Financial Statements.

2. Represents the current interest rate for a variable rate bond known as an "inverse floater" which pays interest at a rate that varies inversely with short-term interest rates—See Note 1 of Notes to Financial Statements.

3. Issuer is in default.

As of January 31, 2001, securities subject to the alternative minimum tax amount to $36,262,948 or 31.11% of the Fund's net assets.

See accompanying Notes to Financial Statements.

Industry Concentrations January 31, 2001 / Unaudited

Distribution of investments by industry of issue, as a percentage of total investments at value, is as follows:

Industry	Market Value	Percent
Hospital/Healthcare	$ 20,049,322	17.2%
Single Family Housing	20,038,327	17.2
Adult Living Facilities	15,980,701	13.7
Resource Recovery	11,169,449	9.6
Special Assessment	9,238,519	7.9
Nonprofit Organization	8,825,981	7.6
Manufacturing, Durable Goods	7,204,685	6.2
Higher Education	5,590,532	4.8
Pollution Control	4,544,959	3.9
Marine/Aviation Facilities	4,417,456	3.8
Municipal Leases	2,593,555	2.2
General Obligation	2,332,154	2.0
Student Loans	1,642,564	1.4
Water Utilities	1,352,147	1.2
Other	1,490,095	1.3
	$116,470,446	**100.0%**

Summary of Ratings January 31, 2001 / Unaudited

Distribution of investments by rating category, as a percentage of total investments at value, is as follows:

Rating	Percent
AAA	24.2%
AA	19.5
A	4.0
BBB	28.9
BB	5.9
B	4.9
CCC	0.0
CC	0.0
C	0.0
Not Rated	12.6
	100.0%

Bonds rated by any nationally recognized statistical rating organization are included in the equivalent Standard & Poor's rating category. As a general matter, unrated bonds may be backed by mortgage liens or equipment liens on the underlying property, and also may be guaranteed. Bonds which are backed by a letter of credit or by other financial institutions or agencies may be assigned an investment-grade rating by the Manager, which reflects the quality of the guarantor, institution or agency. Unrated bonds may also be assigned a rating when the issuer has rated bonds outstanding with comparable credit characteristics, or when, in the opinion of the Manager, the bond itself possesses credit characteristics which allow for rating. The unrated bonds in the portfolio are predominantly smaller issuers which have not applied for a bond rating. Only those unrated bonds which subsequent to purchase have not been designated investment grade by the Manager are included in the "Not Rated" category.

January 31, 2001

Assets

Investments, at value (cost $119,133,135)—see accompanying statement	$ 116,470,446
Cash	536,199
Receivables and other assets:	
Interest	1,993,458
Shares of beneficial interest sold	836,491
Other	31,622
Total assets	119,868,216

Liabilities

Payables and other liabilities:	
Note payable to bank (interest rate 6.3125% at January 31, 2001)	2,600,000
Dividends	372,966
Investments purchased	106,400
Shares of beneficial interest redeemed	80,551
Trustees' compensation	67,660
Distribution and service plan fees	14,007
Transfer and shareholder servicing agent fees	4,426
Other	49,293
Total liabilities	3,295,303

Net Assets	**$116,572,913**

Composition of Net Assets

Paid-in capital	$ 123,839,345
Overdistributed net investment income	(92,542)
Accumulated net realized loss on investment transactions	(4,511,201)
Net unrealized depreciation on investments	(2,662,689)
Net Assets	**$116,572,913**

Net Asset Value Per Share

Class A Shares:	
Net asset value and redemption price per share (based on net assets of $75,984,842 and 6,779,403 shares of beneficial interest outstanding)	$11.21
Maximum offering price per share (net asset value plus sales charge of 4.75% of offering price)	$11.77
Class B Shares:	
Net asset value, redemption price (excludes applicable contingent deferred sales charge) and offering price per share (based on net assets of $30,558,385 and 2,727,480 shares of beneficial interest outstanding)	$11.20
Class C Shares:	
Net asset value, redemption price (excludes applicable contingent deferred sales charge) and offering price per share (based on net assets of $10,029,686 and 895,624 shares of beneficial interest outstanding)	$11.20

See accompanying Notes to Financial Statements.

STATEMENT OF OPERATIONS Unaudited

For the Six Months Ended January 31, 2001

Investment Income	
Interest	$ 3,508,784
Expenses	
Management fees	307,284
Distribution and service plan fees:	
Class A	50,412
Class B	113,065
Class C	35,034
Interest expense	37,477
Transfer and shareholder servicing agent fees	22,860
Custodian fees and expenses	5,742
Other	28,629
Total expenses	600,503
Less expenses paid indirectly	(5,852)
Net expenses	594,651
Net Investment Income	2,914,133
Realized and Unrealized Gain (Loss)	
Net realized loss on investments	(880,504)
Net change in unrealized appreciation on investments	275,174
Net realized and unrealized loss	(605,330)
Net Increase in Net Assets Resulting from Operations	**$2,308,803**

See accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Six Months Ended January 31, 2001 (Unaudited)	Year Ended July 31, 2000
Operations		
Net investment income	$ 2,914,133	$ 5,373,340
Net realized loss	(880,504)	(2,078,025)
Net change in unrealized appreciation (depreciation)	275,174	(4,958,174)
Net increase (decrease) in net assets resulting from operations	2,308,803	(1,662,859)
Dividends and/or Distributions to Shareholders		
Dividends from net investment income:		
Class A	(2,132,154)	(3,934,408)
Class B	(672,585)	(1,086,946)
Class C	(207,904)	(282,650)
Beneficial Interest Transactions		
Net increase (decrease) in net assets resulting from beneficial interest transactions:		
Class A	12,117,924	(3,393,495)
Class B	9,042,485	(944,328)
Class C	3,476,500	1,119,024
Net Assets		
Total increase (decrease)	23,933,069	(10,185,662)
Beginning of period	92,639,844	102,825,506
End of period [including (overdistributed) undistributed net investment income of $(92,542) and $5,968, respectively]	**$116,572,913**	**$92,639,844**

See accompanying Notes to Financial Statements.

Class A	Six Months Ended January 31, 2001 (Unaudited)	2000	1999	1998	1997	Year Ended July 31, 1996[1]
Per Share Operating Data						
Net asset value, beginning of period	$ 11.28	$ 12.08	$ 12.42	$ 12.45	$ 12.01	$ 12.36
Income (loss) from investment operations:						
Net investment income	.34	.67	.63	.61	.70	.40
Net realized and unrealized gain (loss)	(.06)	(.81)	(.37)	—	.43	(.35)
Total income (loss) from investment operations	.28	(.14)	.26	.61	1.13	.05
Dividends and/or distributions to shareholders:						
Dividends from net investment income	(.35)	(.66)	(.60)	(.64)	(.69)	(.40)
Net asset value, end of period	**$11.21**	**$11.28**	**$12.08**	**$12.42**	**$12.45**	**$12.01**
Total Return, at Net Asset Value[2]	2.49%	(1.00)%	2.01%	4.99%	9.68%	0.44%
Ratios/Supplemental Data						
Net assets, end of period (in thousands)	$75,985	$64,336	$72,794	$68,720	$68,280	$64,391
Average net assets (in thousands)	$69,169	$67,252	$71,835	$69,202	$65,710	$64,997
Ratios to average net assets:[3]						
Net investment income	5.98%	5.93%	5.03%	4.82%	5.79%	5.71%
Expenses	0.93%	1.10%	0.95%	1.00%[4]	0.93%[4]	1.03%[4]
Expenses, net of indirect expenses, interest and waiver of expenses	0.85%	0.93%	0.90%	0.93%	0.90%	N/A
Portfolio turnover rate	15%	98%	37%	35%	22%	6%

1. For the seven months ended July 31, 1996. The Fund changed its fiscal year end from December 31 to July 31.
2. Assumes a $1,000 hypothetical initial investment on the business day before the first day of the fiscal period (or inception of offering), with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.
3. Annualized for periods of less than one full year.
4. Expense ratio has not been grossed up to reflect the effect of expenses paid indirectly.

See accompanying Notes to Financial Statements.

Class B	Six Months Ended January 31, 2001 (Unaudited)	2000	1999	1998	1997	Year Ended July 31, 1996[1]
Per Share Operating Data						
Net asset value, beginning of period	$ 11.27	$ 12.07	$ 12.42	$ 12.45	$ 12.01	$ 12.36
Income (loss) from investment operations:						
Net investment income	.29	.58	.53	.52	.61	.35
Net realized and unrealized gain (loss)	(.05)	(.81)	(.38)	—	.42	(.35)
Total income (loss) from investment operations	.24	(.23)	.15	.52	1.03	—
Dividends and/or distributions to shareholders:						
Dividends from net investment income	(.31)	(.57)	(.50)	(.55)	(.59)	(.35)
Net asset value, end of period	**$11.20**	**$11.27**	**$12.07**	**$12.42**	**$12.45**	**$12.01**
Total Return, at Net Asset Value[2]	2.12%	(1.75)%	1.16%	4.20%	8.86%	(0.01)%
Ratios/Supplemental Data						
Net assets, end of period (in thousands)	$30,558	$21,696	$24,206	$22,124	$19,339	$16,005
Average net assets (in thousands)	$25,023	$21,368	$23,845	$20,969	$17,243	$15,085
Ratios to average net assets:[3]						
Net investment income	5.17%	5.16%	4.26%	4.10%	5.02%	4.94%
Expenses	1.69%	1.96%	1.80%	1.75%[4]	1.78%[4]	1.89%[4]
Expenses, net of indirect expenses, interest and waiver of expenses	1.61%	1.68%	1.65%	1.68%	1.65%	1.79%
Portfolio turnover rate	15%	98%	37%	35%	22%	6%

1. For the seven months ended July 31, 1996. The Fund changed its fiscal year end from December 31 to July 31.
2. Assumes a $1,000 hypothetical initial investment on the business day before the first day of the fiscal period (or inception of offering), with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.
3. Annualized for periods of less than one full year.
4. Expense ratio has not been grossed up to reflect the effect of expenses paid indirectly.

See accompanying Notes to Financial Statements.

Class C	Six Months Ended January 31, 2001 (Unaudited)	2000	1999	1998	1997	Year Ended July 31, 1996[1]
Per Share Operating Data						
Net asset value, beginning of period	$ 11.27	$12.07	$ 12.41	$ 12.44	$ 12.00	$ 12.36
Income (loss) from investment operations:						
Net investment income	.28	.57	.53	.51	.60	.34
Net realized and unrealized gain (loss)	(.04)	(.80)	(.37)	—	.43	(.36)
Total income (loss) from investment operations	.24	(.23)	.16	.51	1.03	(.02)
Dividends and/or distributions to shareholders:						
Dividends from net investment income	(.31)	(.57)	(.50)	(.54)	(.59)	(.34)
Net asset value, end of period	**$11.20**	**$11.27**	**$12.07**	**$12.41**	**$12.44**	**$12.00**
Total Return, at Net Asset Value[2]	2.12%	(1.75)%	1.25%	4.20%	8.84%	(0.15)%
Ratios/Supplemental Data						
Net assets, end of period (in thousands)	$10,030	$6,607	$5,826	$5,198	$2,611	$482
Average net assets (in thousands)	$ 7,757	$5,542	$5,867	$4,063	$1,390	$296
Ratios to average net assets:[3]						
Net investment income	5.15%	5.16%	4.26%	4.28%	4.99%	4.83%
Expenses	1.69%	1.95%	1.80%	1.76%[4]	1.79%[4]	1.97%[4]
Expenses, net of indirect expenses, interest and waiver of expenses	1.60%	1.68%	1.65%	1.67%	1.66%	1.87%
Portfolio turnover rate	15%	98%	37%	35%	22%	6%

1. For the seven months ended July 31, 1996. The Fund changed its fiscal year end from December 31 to July 31.
2. Assumes a $1,000 hypothetical initial investment on the business day before the first day of the fiscal period (or inception of offering), with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.
3. Annualized for periods of less than one full year.
4. Expense ratio has not been grossed up to reflect the effect of expenses paid indirectly.

See accompanying Notes to Financial Statements.

1. Significant Accounting Policies

Oppenheimer Pennsylvania Municipal Fund (the Fund) is a separate series of Oppenheimer Multi-State Municipal Trust, an open-end management investment company registered under the Investment Company Act of 1940, as amended. The Fund's investment objective is to seek as high a level of current interest income exempt from federal and Pennsylvania personal income taxes as is available from municipal securities, consistent with preservation of capital. The Fund's investment advisor is OppenheimerFunds, Inc. (the Manager).

The Fund offers Class A, Class B and Class C shares. Class A shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge but may be subject to a contingent deferred sales charge (CDSC). All classes of shares have identical rights to earnings, assets and voting privileges, except that each class has its own expenses directly attributable to that class and exclusive voting rights with respect to matters affecting that class. Classes A, B and C have separate distribution and/or service plans. Class B shares will automatically convert to Class A shares six years after the date of purchase. The following is a summary of significant accounting policies consistently followed by the Fund.

Securities Valuation. Securities listed or traded on National Stock Exchanges or other domestic or foreign exchanges are valued based on the last sale price of the security traded on that exchange prior to the time when the Fund's assets are valued. In the absence of a sale, the security is valued at the last sale price on the prior trading day, if it is within the spread of the closing bid and asked prices, and if not, at the closing bid price. Securities (including restricted securities) for which quotations are not readily available are valued primarily using dealer-supplied valuations, a portfolio pricing service authorized by the Board of Trustees, or at their fair value. Fair value is determined in good faith under consistently applied procedures under the supervision of the Board of Trustees. Short-term "money market type" debt securities with remaining maturities of sixty days or less are valued at amortized cost (which approximates market value).

Securities Purchased on a When-Issued Basis. Delivery and payment for securities that have been purchased by the Fund on a when-issued basis can take place a month or more after the trade date. Normally the settlement date occurs within six months after the trade date; however, the Fund may, from time to time, purchase securities whose settlement date extends beyond six months and possibly as long as two years or more beyond trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The Fund maintains segregated assets with a market value equal to or greater than the amount of its purchase commitments. The purchase of securities on a when-issued or forward commitment basis may increase the volatility of the Fund's net asset value to the extent the Fund makes such purchases while remaining substantially fully invested. As of January 31, 2001, the Fund had no outstanding when-issued or forward commitments.

Inverse Floating Rate Securities. The Fund invests in inverse floating rate securities that pay interest at a rate that varies inversely with short-term interest rates. Certain of these securities may be leveraged, whereby the interest rate varies inversely at a multiple of the change in short-term rates. As interest rates rise, inverse floaters produce less current income. The price of such securities is more volatile than comparable fixed rate securities. The Fund intends to invest no more than 20% of its total assets in inverse floaters. Inverse floaters amount to $11,857,454 as of January 31, 2001. Including the effect of leverage, inverse floaters represent 15.95% of the Fund's total assets as of January 31, 2001.

Security Credit Risk. The Fund invests in high yield securities, which may be subject to a greater degree of credit risk, greater market fluctuations and risk of loss of income and principal, and may be more sensitive to economic conditions than lower yielding, higher rated fixed income securities. The Fund may acquire securities in default, and is not obligated to dispose of securities whose issuers subsequently default. As of January 31, 2001, securities with an aggregate market value of $964,590, representing 0.83% of the Fund's net assets, were in default.

Non-Diversification Risk. The Fund is "non-diversified" and can invest in the securities of a single issuer without limit. To the extent the Fund invests a relatively high percentage of its assets in the obligations of a single issuer or a limited number of issuers, the Fund is subject to additional risk of loss if those obligations lose market value or the borrower or issuer of those obligations defaults.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Federal Taxes. The Fund intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income or excise tax provision is required.

As of July 31, 2000, the Fund had available for federal income tax purposes an unused capital loss carryover as follows:

Expiring	
2002	$ 834,493
2003	290,707
2004	27,458
2006	292,959
2007	106,698
2008	321,862
Total capital loss carryover	**$1,874,177**

1. Significant Accounting Policies Continued

Trustees' Compensation. The Fund has adopted an unfunded retirement plan for the Fund's independent Board of Trustees. Benefits are based on years of service and fees paid to each trustee during the years of service. During the six months ended January 31, 2001, a credit of $4,690 was made for the Fund's projected benefit obligations and payments of $85 were made to retired trustees, resulting in an accumulated liability of $65,648 as of January 31, 2001.

The Board of Trustees has adopted a deferred compensation plan for independent trustees that enables trustees to elect to defer receipt of all or a portion of annual compensation they are entitled to receive from the Fund. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the Board of Trustees in shares of one or more Oppenheimer funds selected by the trustee. The amount paid to the Board of Trustees under the plan will be determined based upon the performance of the selected funds. Deferral of trustees' fees under the plan will not affect the net assets of the Fund, and will not materially affect the Fund's assets, liabilities or net investment income per share.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Classification of Dividends and Distributions to Shareholders. Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from its ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or realized gain was recorded by the Fund.

Expense Offset Arrangements. Expenses paid indirectly represent a reduction of custodian fees for earnings on cash balances maintained by the Fund.

Other. Investment transactions are accounted for as of trade date. Original issue discount is accreted and premium is amortized in accordance with federal income tax requirements. For municipal bonds acquired after April 30, 1993, on disposition or maturity, taxable ordinary income is recognized to the extent of the lesser of gain or market discount that would have accrued over the holding period. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

The Fund will adopt the provisions of the AICPA Audit and Accounting Guide for Investment Companies (the Guide), as revised, effective for fiscal years beginning after December 15, 2000. The Fund is currently performing an analysis to determine any necessary accounting changes as a result of the Guide, which will be implemented during the fiscal year beginning August 1, 2001.

There are certain risks arising from geographic concentration in any state. Certain revenue or tax related events in a state may impair the ability of certain issuers of municipal securities to pay principal and interest on their obligations.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Shares of Beneficial Interest

The Fund has authorized an unlimited number of no par value shares of beneficial interest of each class. Transactions in shares of beneficial interest were as follows:

| | Six Months Ended January 31, 2001 | | Year Ended July 31, 2000 | |
	Shares	Amount	Shares	Amount
Class A				
Sold	1,350,107	$ 15,228,010	1,513,143	$ 17,156,475
Dividends and/or				
distributions reinvested	101,151	1,143,465	205,734	2,324,177
Redeemed	(376,785)	(4,253,551)	(2,041,709)	(22,874,147)
Net increase (decrease)	**1,074,473**	**$12,117,924**	**(322,832)**	**$(3,393,495)**
Class B				
Sold	982,742	$ 11,074,865	625,212	$ 7,034,655
Dividends and/or				
distributions reinvested	31,244	352,928	52,212	589,440
Redeemed	(211,097)	(2,385,308)	(757,637)	(8,568,423)
Net increase (decrease)	**802,889**	**$ 9,042,485**	**(80,213)**	**$ (944,328)**
Class C				
Sold	444,402	$ 4,993,655	333,624	$ 3,727,992
Dividends and/or				
distributions reinvested	13,707	154,814	18,259	205,216
Redeemed	(148,895)	(1,671,969)	(248,221)	(2,814,184)
Net increase	**309,214**	**$ 3,476,500**	**103,662**	**$ 1,119,024**

3. Purchases and Sales of Securities

The aggregate cost of purchases and proceeds from sales of securities, other than short-term obligations, for the six months ended January 31, 2001, were $35,469,470 and $15,588,291, respectively.

4. Fees and Other Transactions with Affiliates

Management Fees. Management fees paid to the Manager were in accordance with the investment advisory agreement with the Fund which provides for a fee of 0.60% of the first $200 million of average annual net assets, 0.55% of the next $100 million, 0.50% of the next $200 million, 0.45% of the next $250 million, 0.40% of the next $250 million, and 0.35% of average annual net assets in excess of $1 billion. The Fund's management fee for the six months ended January 31, 2001, was an annualized rate of 0.60% of average annual net assets for each class of shares.

Transfer Agent Fees. OppenheimerFunds Services (OFS), a division of the Manager, acts as the transfer and shareholder servicing agent for the Fund. Prior to January 1, 2001, OFS performed these services on an at-cost basis. Beginning January 2001, OFS is paid at an agreed upon per account fee.

Distribution and Service Plan Fees. Under its General Distributor's Agreement with the Manager, the Distributor acts as the Fund's principal underwriter in the continuous public offering of the different classes of shares of the Fund.

The compensation paid to (or retained by) the Distributor from the sale of shares or on the redemption of shares is shown in the table below for the period indicated.

Six Months Ended	Aggregate Front-End Sales Charges on Class A Shares	Class A Front-End Sales Charges Retained by Distributor	Commissions on Class A Shares Advanced by Distributor[1]	Commissions on Class B Shares Advanced by Distributor[1]	Commissions on Class C Shares Advanced by Distributor[1]
January 31, 2001	$324,977	$66,425	$11,314	$418,991	$34,627

1. The Distributor advances commission payments to dealers for certain sales of Class A shares and for sales of Class B and Class C shares from its own resources at the time of sale.

Six Months Ended	Class A Contingent Deferred Sales Charges Retained by Distributor	Class B Contingent Deferred Sales Charges Retained by Distributor	Class C Contingent Deferred Sales Charges Retained by Distributor
January 31, 2001	$16,248	$37,033	$2,191

The Fund has adopted a Service Plan for Class A shares and Distribution and Service Plans for Class B and Class C shares under Rule 12b-1 of the Investment Company Act. Under those plans the Fund pays the Distributor for all or a portion of its costs incurred in connection with the distribution and/or servicing of the shares of the particular class.

Class A Service Plan Fees. Under the Class A service plan, the Distributor currently uses the fees it receives from the Fund to pay brokers, dealers and other financial institutions. The Class A service plan permits reimbursements to the Distributor at a rate of up to 0.15% of average annual net assets of Class A shares purchased. The Distributor makes payments to plan recipients quarterly at an annual rate not to exceed 0.15% of the average annual net assets consisting of Class A shares of the Fund. For the six months ended January 31, 2001, payments under the Class A plan totaled $50,412, all of which were paid by the Distributor to recipients, and included $2,751 paid to an affiliate of the Manager. Any unreimbursed expenses the Distributor incurs with respect to Class A shares in any fiscal year cannot be recovered in subsequent years.

Class B and Class C Distribution and Service Plan Fees. Under each plan, service fees and distribution fees are computed on the average of the net asset value of shares in the respective class, determined as of the close of each regular business day during the period. The Class B and Class C plans provide for the Distributor to be compensated at a flat rate, whether the Distributor's distribution expenses are more or less than the amounts paid by the Fund under the plan during the period for which the fee is paid.

The Distributor retains the asset-based sales charge on Class B shares. The Distributor retains the asset-based sales charge on Class C shares during the first year the shares are outstanding. The asset-based sales charges on Class B and Class C shares allow investors to buy shares without a front-end sales charge while allowing the Distributor to compensate dealers that sell those shares.

The Distributor's actual expenses in selling Class B and Class C shares may be more than the payments it receives from the contingent deferred sales charges collected on redeemed shares and asset-based sales charges from the Fund under the plans. If any plan is terminated by the Fund, the Board of Trustees may allow the Fund to continue payments of the asset-based sales charge to the Distributor for distributing shares before the plan was terminated. The plans allow for the carry-forward of distribution expenses, to be recovered from asset-based sales charges in subsequent fiscal periods.

Distribution fees paid to the Distributor for the six months ended January 31, 2001, were as follows:

	Total Payments Under Plan	Amount Retained by Distributor	Distributor's Aggregate Unreimbursed Expenses Under Plan	Distributor's Aggregate Unreimbursed Expenses as % of Net Assets of Class
Class B Plan	$113,065	$87,210	$1,154,991	3.78%
Class C Plan	35,034	13,903	151,514	1.51

5. Illiquid Securities

As of January 31, 2001, investments in securities included issues that are illiquid. A security may be considered illiquid if it lacks a readily available market or if its valuation has not changed for a certain period of time. The Fund intends to invest no more than 15% of its net assets (determined at the time of purchase and reviewed periodically) in illiquid securities. The aggregate value of illiquid securities subject to this limitation as of January 31, 2001, was $5,922,794, which represents 5.08% of the Fund's net assets. Certain restricted securities, eligible for resale to qualified institutional investors, are not subject to that limit.

6. Bank Borrowings

The Fund may borrow up to 5% of its total assets from a bank to purchase portfolio securities, or for temporary and emergency purposes. The Fund has entered into an agreement which enables it to participate with certain other Oppenheimer funds in an unsecured line of credit with a bank, which permits borrowings up to $100 million, collectively. Interest is charged to each fund, based on its borrowings, at a rate equal to the Federal Funds Rate plus 0.625%. The Fund also pays a commitment fee equal to its pro rata share of the average unutilized amount of the credit facility at a rate of 0.09% per annum.

   The Fund had borrowings outstanding of $2,600,000 as of January 31, 2001. For the six months ended January 31, 2001, the average monthly loan balance was $1,038,226 at an average interest rate of 7.105%. The maximum amount of borrowings outstanding at any month-end was $2,600,000.

OPPENHEIMER PENNSYLVANIA MUNICIPAL FUND

A Series of Oppenheimer Multi-State Municipal Trust

The financial statements included herein have been taken from the records of the Fund without examination of those records by the independent auditors.

For more complete information about Oppenheimer Pennsylvania Municipal Fund, please refer to the Prospectus. To obtain a copy, call your financial advisor, or call OppenheimerFunds Distributor, Inc. at **1.800.525.7048,** or visit the OppenheimerFunds Internet website at **www.oppenheimerfunds.com**.

Shares of Oppenheimer funds are not deposits or obligations of any bank, are not guaranteed by any bank, are not insured by the FDIC or any other agency, and involve investment risks, including the possible loss of the principal amount invested.

Oppenheimer funds are distributed by OppenheimerFunds Distributor, Inc., Two World Trade Center, New York, NY 10048–0203.

©Copyright 2001 OppenheimerFunds, Inc. All rights reserved.

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OppenheimerFunds®
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RS0740.001.0101　April 1, 2001